

May 19, 2011

<u>Via Facsimile</u>
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

     Re: **Pretoria Resources Two, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                File No. 000-52901

Dear Ms. Carroll:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Report of the Independent Registered Public Accounting Firm, page F-1</u>

1. We note that your cumulative financial statements from May 25, 2007 (inception) to December 31, 2010 are marked "unaudited." Please note that auditor association with cumulative data is required on an annual basis. In addition, you cannot rely on the previous audit work performed by Traci Anderson because she was deregistered by the PCAOB and her audit reports can no longer be included in filings with the Commission. In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a report from an independent registered public accounting firm expressing an opinion on such cumulative data. Please revise the financial statements such that the cumulative data is audited for all periods from inception to December 31, 2010. If this is not feasible, you may request a waiver from the staff of the audit requirements for the cumulative data on an audited basis in your annual financial statements included in your Form 10-K by contacting the staff in the Division of Corporation Finance, Chief Accountant's Office (CF-OCA). Please see

information with regard to contacting CF-OCA on our website at
http://www.sec.gov/divisions/corpfin/cflegalregpolicy.htm#cfdcao.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant